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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                   FORM 12b-25 - NOTIFICATION OF LATE FILING


(Check One):
      Form 10-K       Form 20-F       Form 11-K   x Form 10-Q       Form N-SAR
  ___             ___             ___            ___            ___

For Period Ended:   September 30, 2000
                    __________________

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                   __________________

Read Instructions (on back page) Before Preparing Form.  Please Print or Type.

   Nothing in this form shall be construed to imply that the Commissions has
                  Verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_______________________________________________________________________________


PART I--REGISTRANT INFORMATION
ENVIRONMENTAL ELEMENTS CORPORATION
Full Name of Registrant

_______________________________________________________________________________
Former Name if Applicable
3700 Koppers Street
_______________________________________________________________________________
Address of Principal Executive Office (Street and Number)
Baltimore, Maryland 21227
_______________________________________________________________________________
City, State and Zip Code


PART II--Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is completing a comprehensive review of certain contract related items. The Registrant does not expect that the adjustments resulting from this review will have a direct effect upon its cash position, but it will cause the Registrant to be in violation of certain covenants under its bank line of credit. The Registrant is in discussions with its bank regarding these matters.

As a result of this development, the Registrant is unable to complete its Form 10-Q for the quarter ended September 30, 2000 without unreasonable effort or expense. The Registrant expects to file its Form 10-Q no later than five days after the prescribed due date.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              John L. Sams                  410                 368-7361
     _____________________________      ___________       ____________________
                (Name)                  (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                       [x] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
     thereof?                                                  [x] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Attachment for Part IV, item (3):

The results of operations in the second quarter of the current fiscal period are likely to reflect a decline from the second quarter of the prior fiscal period, but the Registrant has not yet finalized the amount of the adjustments.


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                      ENVIRONMENTAL ELEMENTS CORPORATION
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2000

By: /S/
    _______________________
    John L. Sams, President